Exhibit 99.1

GFL Environmental Inc. Sets Date for First Quarter 2020 Earnings Release and Conference Call

VAUGHAN, ON, April 14, 2020 —GFL Environmental Inc. (NYSE: GFL, TSX: GFL) (“GFL” or the “Company”) today announced that it will release its first quarter 2020 financial results after the close of markets on Monday, May 11, 2020 and will host an investor conference call related to this release on Tuesday May 12, 2020 at 8:00 am Eastern Time.

Participants can access the call by dialing xxx or xxxx approximately 10 minutes prior to the scheduled start time.  A replay of the call will be available through May 19, 2020 on the “Events & Presentations” section on the Company’s website.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States.  Across its organization, GFL has a workforce of more than 12,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

For further information: Patrick Dovigi, Founder and Chief Executive Officer, +1 905-326-0101, pdovigi@gflenv.com